Exhibit 12.1

STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES

    Brown & Brown’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2008	2007	2006	2005	2004

Fixed Charges:

Interest expensed and capitalized	$14,690	$13,802	$13,357	$14,469	$7,156

Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—

Estimate of interest within rental expense	—	—	—	—	—

Preferenced security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total Fixed Charges	$14,690	$13,802	$13,357	$14,469	$7,156

Earnings:

Pretax income	$272,498	$311,527	$280,041	$244,130	$206,949

Addback:

Fixed charges	14,690	13,802	13,357	14,469	7,156

Amortization of capitalized interest	—	—	—	—	—

Distributed income of equity investees	—	—	—	—	—

Losses of equity investees	—	—	—	—	—

Less:

Interest capitalized	—	—	—	—	—

Preference security dividend requirement of consolidated subsidiaries	—	—	—	—	—

Minority interest in pre-tax income of subsidiaries	—	—	—	—	—

Total Earnings	$287,188	$325,329	$293,398	$258,599	$214,105

Ratio of Earnings to Fixed Charges	19.5	23.6	22.0	17.9	29.9